UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Appendix 3H - Notification of cessation of securities

Announcement Summary

Entity name

ELEVRA LITHIUM LIMITED

Announcement Type

New announcement

Date of this announcement

Monday December 08, 2025

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

ELVAA	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,897	Expiry of option or other convertible security without exercise or conversion	08/12/2025

Refer to next page for full details of the announcement

Appendix 3H - Notification of cessation of securities	1 / 4

Appendix 3H - Notification of cessation of securities

Part 1 - Announcement Details

1.1 Name of +Entity

ELEVRA LITHIUM LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number

ABN	26091951978

1.3 ASX issuer code

ELV

1.4 The announcement is

New announcement

1.5 Date of this announcement

8/12/2025

Appendix 3H - Notification of cessation of securities	2 / 4

Appendix 3H - Notification of cessation of securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

ELVAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased

14,897

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation	Is the entity paying any consideration for the cessation?

8/12/2025	No

Any other information the entity wishes to notify to ASX about the cessation?

Cancellation of options granted to Jett Capital Advisors LLC due to non-exercise.

Appendix 3H - Notification of cessation of securities	3 / 4

Appendix 3H - Notification of cessation of securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

ELV : ORDINARY FULLY PAID	169,329,111

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

ELVAM : PERFORMANCE RIGHTS	1,760,737

ELVAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	0

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

Appendix 3H - Notification of cessation of securities	4 / 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: December 12, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel